Exhibit 99.1

ALLOT COMMUNICATIONS LTD. (the "Company")
Notice of Annual Meeting of Shareholders of the Company

The Company is pleased to announce the Annual Meeting of shareholders of the Company, which will take place on September 9, 2015, at 2:30 p.m. [Israel time] at the offices of the Company, at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon [Israel] (the "Meeting").

The items that are on the agenda of the Meeting:

1.
To reelect Rami Hadar as a Class III director of the board of directors of the Company (the “Board”), to serve until the 2018 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

2.
To reelect Yigal Jacoby as a Class III director of the Board, to serve until the 2018 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

3.
To reelect Nurit Benjamini as an Outside Director (as defined in the Israeli Companies Law) of the Company, to serve for a term of three years commencing at the end of her current term, or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

4.	To approve the bonus plan for each of the years 2016-2018 for the Company’s Chief Executive Officer (the “CEO”).

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2015 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

6.	To report on the business of the Company for the fiscal year ended December 31, 2014, including a review of the fiscal 2014 financial statements.

7.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The date for determining the right of all the shareholders to vote at the meeting is August 11, 2015.  The last date for submitting proposals for consideration at the Annual Meeting is August 25, 2015. The last date for submitting a statement of position is August 31, 2015  at 2:30 p.m. [Israel time]. The last date for submitting a proxy card is September 8, 2015, at 2:30 p.m. [Israel time]. Each shareholder is required to provide proof of ownership of the Company’s shares in order to vote his shares in the Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting. Each shareholder is entitled to vote via the electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. Voting  via  the electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform must be completed no later than six hours before the time fixed for the Annual Meeting. To receive more information regarding the Meeting and the agenda items, see the Immediate Report on the matter of calling the Annual Meeting and the Proxy Statement, as it will be published by the Company on the Magna distribution site www.magna.isa.gov.il and the website of the [Tel Aviv] Stock Exchange www.maya.tase.co.il.